UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2) *

COTELLIGENT, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

221630106
(CUSIP Number)

RUSSELL SILVESTRI
SKIRITAI CAPITAL LLC
601 MONTGOMERY STREET, SUITE 1112
SAN FRANCISCO, CA 94111
(415) 391-5929

COPIES TO:
MICHAEL KENNEDY, ESQ.
WILSON SONSINI GOODRICH & ROSATI
PROFESSIONAL CORPORATION
ONE MARKET, SPEAR TOWER, SUITE 3300
SAN FRANCISCO, CA 94105
(415) 947-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ......221630106.......

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).
  SKIRITAI Capital LLC
  47-0861757
  Check the Appropriate Box if a Member of a Group (See Instructions)
  (a) /x/ ................................................................................................................................................
  (b) / /..................................................................................................................................................
  SEC Use Only ...................................................................................................................................
  Source of Funds (See Instructions) ......AF, WC..................................................................................
  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ....N/A................
  Citizenship or Place of Organization ......STATE OF DELAWARE......................................................

  Number of Shares Beneficially Owned by Each Reporting Person With
            Sole Voting Power .....858,000...........................................................
            Shared Voting Power .......N/A...........................................................
            Sole Dispositive Power .....858,000....................................................
            Shared Dispositive Power .....N/A...........................................................................................

  Aggregate Amount Beneficially Owned by Each Reporting Person .....858,000...................................
  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / / ................
  Percent of Class Represented by Amount in Row (11) .....5.7%.........................................................
  Type of Reporting Person (See Instructions)
  OO ..................................................................................................................................................
  .........................................................................................................................................................
  .........................................................................................................................................................
  .........................................................................................................................................................
  .........................................................................................................................................................

CUSIP No. ......221630106.......

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).
  Russell Silvestri
  Check the Appropriate Box if a Member of a Group (See Instructions)
  (a) /x/ ................................................................................................................................................
  (b) / /..................................................................................................................................................
  SEC Use Only ...................................................................................................................................
  Source of Funds (See Instructions) ......PF..........................................................................................
  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ....N/A................
  Citizenship or Place of Organization ......USA.....................................................................................

  Number of Shares Beneficially Owned by Each Reporting Person With
            Sole Voting Power .....N/A...........................................................
            Shared Voting Power .......60,000.................................................
            Sole Dispositive Power .....N/A....................................................
            Shared Dispositive Power .....60,000......................................................................................

  Aggregate Amount Beneficially Owned by Each Reporting Person .....60,000.....................................
  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) /x/ ...............
  Percent of Class Represented by Amount in Row (11) .....0.4%.........................................................
  Type of Reporting Person (See Instructions)
  IN ....................................................................................................................................................
  .........................................................................................................................................................
  .........................................................................................................................................................
  .........................................................................................................................................................
  .........................................................................................................................................................

The following constitutes Amendment No. 2 ("Amendment No. 2") to the Schedule 13D filed by the undersigned on May 20, 2002, as amended by Amendment No. 1 thereto filed by the undersigned on June 24, 2002. This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2. Identity and Background

This Amendment No. 2 is being filed by SKIRITAI Capital LLC, a Delaware limited liability company, and Russell Silvestri (together, the "Reporting Persons).

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated as follows:

On August 29, 2003, the Reporting Persons entered into an Agreement of Compromise and Settlement with Cotelligent, Inc., a copy of which is filed herewith as Exhibit 5 and incorporated herein by reference.

As part of the settlement agreement, Cotelligent announced that it intends to appoint a new independent director, reasonably satisfactory to the Reporting Persons, to its Board of Directors and that it intends to reimburse the Reporting Persons for certain of their out-of-pocket expenses in connection with the lawsuit. According to the terms of the settlement agreement, the Reporting Persons will abide by customary standstill provisions not to acquire additional securities of Cotelligent, engage in a proxy contest, and attempt to serve on Cotelligent's Board of Directors or influence Cotelligent's policies. The Reporting Persons have also agreed to certain limitations on dispositions of shares of Cotelligent common stock owned by them. In addition, the Reporting Persons have agreed to vote their shares of Cotelligent common stock at any stockholder meeting or in connection with any action by written consent (i) in favor of the slate of nominees proposed by the Cotelligent Board of Directors and (ii) on other matters submitted to the stockholders of Cotelligent, subject to certain exceptions, in accordance with the recommendation of the Cotelligent Board of Directors as to how shares of Cotelligent common stock should be voted.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the settlement agreement.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

As of the date hereof, the Reporting Persons own an aggregate of 918,000 shares of Cotelligent common stock which, based upon the 15,068,855 shares of Cotelligent common stock outstanding as of August 12, 2003 (as disclosed by Cotelligent in its most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission), represent approximately 6.1 percent of the outstanding shares of Cotelligent common stock.

SKIRITAI Capital LLC beneficially owns and has sole power to vote and dispose of 858,000 shares of Cotelligent common stock, which, based upon the 15,068,855 shares of Cotelligent common stock outstanding as of August 12, 2003, represent approximately 6.1 percent of the outstanding shares of Cotelligent common stock.

Mr. Silvestri and Lyron Bentovim, Managing Directors, respectively, of SKIRITAI Capital LLC, may also be deemed to be beneficial owners of the 858,000 shares of Cotelligent common stock held by SKIRITAI Capital LLC. The filing of this statement shall not be construed as an admission of such beneficial ownership for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934.

No person listed on Schedule A has a direct ownership interest in Cotelligent other than Mr. Silvestri.

Mr. Silvestri holds of record 60,000 shares of Cotelligent common stock, which, based upon the 15,068,855 shares of Cotelligent common stock outstanding as of August 12, 2003, represent approximately 0.4 percent of the outstanding shares of Cotelligent common stock, through a direct investment account. He shares power to vote and dispose of such shares of Cotelligent common stock with his spouse, Elizabeth Silvestri. Mrs. Silvestri is not required to disclose legal proceedings pursuant to Items 2(d) or 2(e) and is a citizen of the United States.

To the knowledge of each of the Reporting Persons, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

To the knowledge of each of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Cotelligent reported on herein.

The reporting persons are not a part of a group with James Glockner, G&G holdings or any other Cotelligent Shareholder

Item 7. Material to be filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit No.	Description
5	Agreement of Compromise and Settlement, dated as of August 29, 2003, by and among Cotelligent, Inc., a Delaware corporation, on the on hand, and SKIRITAI Capital LLC, a Delaware limited liability company, Russell Silvestri, James Glockner and Lyron Bentovim, on the other hand.*
* Incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Cotelligent, Inc. with the Securities and Exchange Commission on September 4, 2003.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date September 19, 2003

SKIRITAI CAPITAL LLC

(Signature)

Russell Silvestri, Managing Director
(Name and Title)

(Signature)

Russell Silvestri
(Name and Title)

SCHEDULE A

MEMBERS OF
SKIRITAI Capital LLC

The following table sets forth the name, business address and present principal occupation or employment of each member of SKIRITAI Capital LLC. Except as indicated below, the business address of each such person is 601

Montgomery Street, Suite 1112, San Francisco, CA 94111.

Name	Title and Present Principal Occupation

Russell Silvestri	Managing Director of SKIRITAI Capital LLC
Lyron Bentovim*	Managing Director of SKIRITAI Capital LLC

* Citizen of Israel

EXHIBIT INDEX

Exhibit No.	Exhibit Name

5	Agreement of Compromise and Settlement, dated as of August 29, 2003, by and among Cotelligent, Inc., a Delaware corporation, on the on hand, and SKIRITAI Capital LLC, a Delaware limited liability company, Russell Silvestri, James Glockner and Lyron Bentovim, on the other hand.*
* Incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Cotelligent, Inc. with the Securities and Exchange Commission on September 4, 2003.